Exhibit 99.2

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	Note	March 31, 2024	December 31, 2023
Assets			
Current assets			
Cash and cash equivalents		$ 33,412	$ 66,731
Accounts receivable, net of allowance for doubtful accounts	10	252,571	268,433
Other current assets	10	28,748	48,120
		314,731	383,284
Property, plant and equipment:			
Crude oil and natural gas properties (full cost method)	3	1,551,081	1,511,682
Other capital assets	3	10,994	9,546
Property, plant and equipment		1,562,075	1,521,228
Other long-term assets		6,141	5,945
Right-of-use assets		23,851	24,996
Deferred income tax asset	8	131,527	133,023
Total Assets		$ 2,038,325	$ 2,068,476
Liabilities			
Current liabilities			
Accounts payable and other current liabilities	10	$ 357,541	$ 385,670
Current portion of long-term debt	4	80,600	80,600
Current portion of lease liabilities		11,460	12,087
		449,601	478,357
Long-term debt	4	93,504	105,429
Asset retirement obligation	5	117,631	125,452
Lease liabilities		13,067	14,333
Deferred income tax liability	8	118,648	117,556
Total Liabilities		792,451	841,127
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: March 31, 2024 – 204 million shares			
December 31, 2023 – 202 million shares	9	2,694,403	2,692,053
Paid-in capital		13,531	44,499
Accumulated deficit		(1,160,719)	(1,207,862)
Accumulated other comprehensive loss		(301,341)	(301,341)
		1,245,874	1,227,349
Total Liabilities & Shareholders' Equity		$ 2,038,325	$ 2,068,476

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(US$ thousands, except per share amounts) unaudited	Note	Three months ended March 31, 2024	2023
Revenues			
Crude oil and natural gas sales	6	$ 362,037	$ 413,182
Commodity derivative instruments gain/(loss)	10	(2,775)	27,965
		359,262	441,147
Expenses			
Operating		102,001	92,804
Transportation		32,464	37,768
Production taxes		29,436	30,123
General and administrative	7	24,257	19,432
Depletion, depreciation and accretion		92,510	87,109
Interest		3,530	4,318
Other expense/(income)		(3,873)	(2,763)
Transaction costs	1	7,769	—
		288,094	268,791
Income/(Loss) Before Taxes		71,168	172,356
Current income tax expense/(recovery)	8	2,445	11,000
Deferred income tax expense/(recovery)	8	2,587	23,870
Net Income/(Loss) and Comprehensive Income/(Loss)		$ 66,136	$ 137,486
Net Income/(Loss) per Share			
Basic	9	$ 0.32	$ 0.63
Diluted	9	$ 0.32	$ 0.62

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(US$ thousands) unaudited		Three months ended March 31, 2024		2023
Share Capital				
Balance, beginning of period	$	2,692,053	$	2,837,329
Purchase of common shares under Normal Course Issuer Bid		(10,484)		(32,850)
Share-based compensation – treasury settled		12,834		7,229
Balance, end of period	$	2,694,403	$	2,811,708
Paid-in Capital				
Balance, beginning of period	$	44,499	$	50,457
Share-based compensation – tax withholdings settled in cash		(29,566)		(16,392)
Share-based compensation – treasury settled		(12,834)		(7,229)
Share-based compensation – non-cash		11,432		7,459
Balance, end of period	$	13,531	$	34,295
Accumulated Deficit				
Balance, beginning of period	$	(1,207,862)	$	(1,509,832)
Net income/(loss)		66,136		137,486
Purchase of common shares under Normal Course Issuer Bid		(5,717)		(21,710)
Dividends declared[1]		(13,276)		(11,993)
Balance, end of period	$	(1,160,719)	$	(1,406,049)
Accumulated Other Comprehensive Income/(Loss)	$	(301,341)	$	(301,341)
Total Shareholders' Equity	$	1,245,874	$	1,138,613

(1)   For the three months ended March 31, 2024, dividends declared were $0.065 per share (2023 – $0.055 per share).

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(US$ thousands) unaudited	Note	Three months ended March 31, 2024	2023
Operating Activities			
Net income/(loss)		$ 66,136	$ 137,486
Non-cash items add/(deduct):			
Depletion, depreciation and accretion		92,510	87,109
Unrealized (gain)/loss on derivative instruments	10	3,529	6,344
Deferred income tax expense/(recovery)	8	2,587	23,870
Share-based compensation and general and administrative	7, 9	11,351	7,363
Other expense/(income)		(3,189)	(1,835)
Amortization of debt issuance costs	4	343	394
Investing activities in Other expense/(income)		(201)	(322)
Asset retirement obligation settlements	5	(10,941)	(6,782)
Changes in non-cash operating working capital	11	(33,468)	(12,226)
Cash flow from/(used in) operating activities		128,657	241,401
Financing Activities			
Drawings from/(repayment of) bank credit facilities	4	(12,267)	(56,316)
Purchase of common shares under Normal Course Issuer Bid	9	(16,201)	(54,560)
Share-based compensation – tax withholdings settled in cash	9	(29,566)	(16,392)
Dividends	9	(13,276)	(11,993)
Cash flow from/(used in) financing activities		(71,310)	(139,261)
Investing Activities			
Capital and office expenditures	11	(104,829)	(93,923)
Canadian divestments	11	13,335	5,191
Property and land acquisitions		(1,464)	(1,748)
Property and land divestments		2,400	2,733
Cash flow from/(used in) investing activities		(90,558)	(87,747)
Effect of exchange rate changes on cash and cash equivalents		(108)	185
Change in cash and cash equivalents		(33,319)	14,578
Cash and cash equivalents, beginning of period		66,731	38,000
Cash and cash equivalents, end of period		$ 33,412	$ 52,578

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation (the "Company" or "Enerplus") including its Canadian and United States ("U.S.") subsidiaries. Enerplus is a North American crude oil and natural gas exploration and production company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' corporate offices are located in Calgary, Alberta, Canada and Denver, Colorado, United States.

a) Proposed Transaction with Chord Energy Corporation ("Chord")

As previously announced, on February 21, 2024, Enerplus entered into an arrangement agreement (the "Arrangement Agreement") with Chord, pursuant to which, upon completion of the acquisition by Chord of all of the issued and outstanding common shares of Enerplus (the "Arrangement"), Enerplus shareholders will receive 0.10125 shares of Chord common stock and $1.84 in cash for each share of Enerplus.

The Arrangement will be completed as a plan of arrangement under the Business Corporations Act (Alberta) and is subject to the approval of at least two-thirds of the votes cast by holders of Enerplus shares at a meeting currently scheduled to be held on May 24, 2024. The issuance of shares of Chord stock is subject to the approval of the majority of votes cast by holders of shares of Chord in connection with the transaction, pursuant to the rules of the Nasdaq Global Select Market ("NASDAQ").

The Arrangement is subject to customary closing conditions in the United States and Canada, as well as the approvals by Chord and Enerplus' shareholders referenced above, the approval of the Court of King's Bench of Alberta, the listing of shares of Chord's stock on NASDAQ and regulatory clearances or approvals. Subject to the foregoing approvals, the Arrangement is expected to close on May 31, 2024. Expenses incurred during the first quarter of 2024 in relation to the transaction were $7.8 million (2023 – nil) recorded as Transaction costs in the Condensed Consolidated Statements of Income/(Loss).

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three months ended March 31, 2024 and the 2023 comparative period. Certain prior period amounts have been reclassified to conform with current period presentation. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' annual audited Consolidated Financial Statements as of December 31, 2023.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

In preparing these financial statements, Enerplus is required to make estimates and assumptions and use judgement. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgement used in the preparation of the financial statements are described in the Company's annual audited Consolidated Financial Statements as of December 31, 2023.

3) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

At March 31, 2024 ($ thousands)	Cost		Accumulated Depletion, Depreciation, and Impairment		Net Book Value	
Crude oil and natural gas properties[1]	$	7,887,965	$	(6,336,884)	$	1,551,081
Other capital assets		103,957		(92,963)		10,994
Total PP&E	$	7,991,922	$	(6,429,847)	$	1,562,075

At December 31, 2023 ($ thousands)	Cost		Accumulated Depletion, Depreciation, and Impairment		Net Book Value	
Crude oil and natural gas properties[1]	$	7,758,278	$	(6,246,596)	$	1,511,682
Other capital assets		102,131		(92,585)		9,546
Total PP&E	$	7,860,409	$	(6,339,181)	$	1,521,228

(1)   All of the Company's unproved properties are included in the full cost pool.

4) DEBT

($ thousands)	March 31, 2024		December 31, 2023	
Current:				
Senior notes	$	80,600	$	80,600
Long-term:				
Bank credit facilities		51,504		63,429
Senior notes		42,000		42,000
Total debt	$	174,104	$	186,029

Bank Credit Facilities

Enerplus has two senior unsecured, covenant-based, sustainability linked lending ("SLL") bank credit facilities. The first is a $900 million facility with $50 million maturing on October 31, 2025 and $850 million maturing on October 31, 2026. The second facility for $365 million matures on October 31, 2025. Debt issuance costs of $1.2 million in relation to the SLL bank credit facilities were netted against the bank credit facilities at March 31, 2024. For the three months ended March 31, 2024, total amortization of debt issuance costs amounted to $0.3 million (2023 – $0.4 million).

Senior Notes

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)
September 3, 2014	March 3 and Sept 3	3 equal annual installments beginning September 3, 2024	3.79%	$200,000	$63,000
May 15, 2012	May 15	1 final installment on May 15, 2024	4.40%	$355,000	$59,600
			Total carrying value at March 31, 2024		$ 122,600

5) ASSET RETIREMENT OBLIGATION ("ARO")

($ thousands)	March 31, 2024		December 31, 2023	
Balance, beginning of year	$	125,452	$	114,662
Change in estimates		122		14,709
Property acquisition and development activity		1,470		5,003
Settlements		(10,941)		(14,999)
Accretion expense		1,528		6,077
Balance, end of period	$	117,631	$	125,452

Enerplus has estimated the present value of its ARO to be $117.6 million at March 31, 2024 based on a total undiscounted uninflated liability of $275.2 million (December 31, 2023 – $125.5 million and $280.6 million, respectively).

6) CRUDE OIL AND NATURAL GAS SALES

All of the Company's crude oil, natural gas and natural gas liquids sales are in the United States and relate primarily to the Company's North Dakota and Marcellus properties. Sales by product are as follows:

	Three months ended March 31,			
($ thousands)	2024		2023	
Crude oil	$	313,847	$	325,461
Natural gas liquids		17,003		17,360
Natural gas		31,187		70,361
Total revenue	$	362,037	$	413,182

7) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31,			
($ thousands)	2024		2023	
General and administrative expense excluding share-based compensation[1]	$	9,401	$	12,861
Share-based compensation expense		14,856		6,571
General and administrative expense	$	24,257	$	19,432

[1] Includes a non-cash lease credit of $81 for the three months ended March 31, 2024 (2023 – credit of $96).

8) INCOME TAXES

	Three months ended March 31,			
($ thousands)	2024		2023	
Current tax				
United States	$	2,445	$	11,000
Current tax expense		2,445		11,000
Deferred tax				
United States	$	1,092	$	19,152
Canada		1,495		4,718
Deferred tax expense		2,587		23,870
Income tax expense	$	5,032	$	34,870

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gain and losses, and share-based compensation.

The Company's deferred income tax asset recorded in Canada was $131.5 million and the deferred income tax liability recorded in the U.S. was $118.6 million at March 31, 2024 (December 31, 2023 – $133.0 million deferred income tax asset in Canada and $117.6 million deferred income tax liability in the U.S.).

9) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares issued:	Three months ended March 31, 2024		Year ended December 31, 2023	
(thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	202,198	$ 2,692,053	217,285	$ 2,837,329
Issued/(Purchased) for cash:				
Purchase of common shares under Normal Course Issuer Bid	(1,128)	(10,484)	(16,441)	(152,773)
Non-cash:				
Share-based compensation – treasury settled[1]	3,176	12,834	1,354	7,497
Balance, end of period	204,246	$ 2,694,403	202,198	$ 2,692,053

(1)   The amount of shares issued on long-term incentive settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three months ended March 31, 2024 were $13.3 million (2023 – $12.0 million).

On August 17, 2023, Enerplus renewed its Normal Course Issuer Bid ("NCIB") to purchase up to 10% of the public float (within the meaning under Toronto Stock Exchange rules) during a 12-month period. During the three months ended March 31, 2024, and prior to Enerplus entering into the Arrangement Agreement with Chord, 1.1 million common shares were repurchased and cancelled under the NCIB at an average price of $14.37 per share, for total consideration of $16.2 million. Of the amount paid, $10.5 million was charged to share capital and $5.7 million was added to accumulated deficit.

During the three months ended March 31, 2023, 3.5 million common shares were repurchased and cancelled under the NCIB at an average price of $15.37 per share, for total consideration of $54.6 million. Of the amount paid, $32.9 million was charged to share capital and $21.7 million was added to accumulated deficit.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and administrative expense on the Condensed Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended March 31,	
	2024	2023
Cash long-term incentive plans (recovery)/expense	$ 3,424	$ (888)
Non-cash long-term incentive plans (recovery)/expense	11,432	7,459
Share-based compensation (recovery)/expense	$ 14,856	$ 6,571

Long-term Incentive ("LTI") Plans

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU"), Director Deferred Share Unit ("DSU") and Director RSU ("DRSU") activity for the three months ended March 31, 2024:

	Cash-settled LTI plans	Equity-settled LTI plans		
(thousands of units)	DSU/DRSU	PSU[1]	RSU	Total
Balance, beginning of year	536	3,181	1,567	5,284
Granted	60	579	558	1,197
Vested	(110)	(1,969)	(1,008)	(3,087)
Forfeited	—	(25)	(13)	(38)
Balance, end of period	486	1,766	1,104	3,356

(1)   Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three months ended March 31, 2024, the Company recorded a cash share-based compensation expense of $3.4 million (2023 – $0.9 million recovery).

At March 31, 2024, a liability of $9.5 million (December 31, 2023 – $8.2 million) with respect to the Director DSU and DRSU Plans has been recorded to Accounts payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded as Paid-in capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2024 ($ thousands, except for years)	PSU[1]	RSU	Total
Cumulative recognized share-based compensation expense	$ 19,871	$ 14,693	$ 34,564
Unrecognized share-based compensation expense	10,260	10,123	20,383
Fair value	$ 30,131	$ 24,816	$ 54,947
Weighted-average remaining contractual term (years)	1.6	1.5	

(1)   Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the three months ended March 31, 2024, $29.6 million (2023 – $16.4 million) in cash withholding taxes were paid.

c)   Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31,	
(thousands, except per share amounts)	2024	2023
Net income/(loss)	$ 66,136	$ 137,486
Weighted average shares outstanding – Basic	203,558	216,806
Dilutive impact of share-based compensation	2,294	6,121
Weighted average shares outstanding – Diluted	205,852	222,927
Net income/(loss) per share		
Basic	$ 0.32	$ 0.63
Diluted	$ 0.32	$ 0.62

10)   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)   Fair Value Measurements

At March 31, 2024, the carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximated their fair value due to the short-term nature of these instruments. The fair values of the bank credit facilities approximate their carrying values as they bear interest at floating rates and the credit spread approximates current market rates.

At March 31, 2024, the carrying value of the Company's marketable securities had a fair value of $13.0 million (December 31, 2023 – $11.2 million), which has been recorded as part of Other current assets on the Condensed Consolidated Balance Sheets.

At March 31, 2024, the senior notes had a carrying value of $122.6 million and a fair value of $116.0 million (December 31, 2023 – $122.6 million and $115.4 million, respectively). The fair value of the senior notes is estimated based on the amount that Enerplus would have to pay a third party to assume the debt, including the credit spread for the difference between the issue rate and the period end market rate. The period end market rate is estimated by comparing the debt to new issuances (secured or unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

At March 31, 2024, the loan receivable had been fully repaid (December 31, 2023 – carrying value of $11.7 million and fair value of $11.4 million).

The fair value of marketable securities are considered level 1 fair value measurements, while the derivative contracts, senior notes and bank credit facilities are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value associated with the Company's commodity contracts for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,		Income Statement
Unrealized Gain/(Loss) ($ thousands)	**2024**	**2023**	**Presentation**
Crude oil	$ (3,529)	$ 3,743	Commodity derivative
Natural gas	—	(10,087)	instruments
Total unrealized gain/(loss)	$ (3,529)	$ (6,344)	

The following table summarizes the effect of Enerplus' commodity contracts on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended March 31,	
($ thousands)	**2024**	**2023**
Unrealized change in fair value gain/(loss)	$ (3,529)	$ (6,344)
Net realized cash gain/(loss)	754	34,309
Commodity contracts gain/(loss)	$ (2,775)	$ 27,965

The following table summarizes the presentation of fair values on the Condensed Consolidated Balance Sheets:

	March 31, 2024	December 31, 2023
($ thousands)	**Current liabilities**	**Current assets**
Crude oil	$ 368	$ 3,161

The fair value of commodity contracts is estimated based on commodity and option pricing models that incorporate various factors including forecasted commodity prices, volatility and the credit risk of the entities party to the contract. Changes and variability in commodity prices over the term of the contracts can result in material differences between the estimated fair value at a point in time and the actual settlement amounts.

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates, equity prices, credit risk, liquidity risk, and the risks associated with environmental/climate change risk, social and governance regulation, and compliance.

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes.

The following tables summarize Enerplus' price risk management positions at May 7, 2024:

Crude Oil Instruments:

Instrument Type[1]	April 1, 2024 – June 30, 2024	
	bbls/day	$/bbl
WTI Purchased Put	5,000	77.00
WTI Sold Put	5,000	65.00
WTI Sold Call	5,000	95.00

(1)   The total average deferred premium spent on the Company's outstanding crude oil contracts is $1.25/bbl from April 1, 2024 – June 30, 2024.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk as it relates to certain activities transacted in Canadian dollars. The parent company and its subsidiaries have a U.S. dollar functional currency, and the parent company has both U.S. and Canadian dollar transactions. Canadian denominated monetary assets and liabilities are subject to revaluation from the source currency of Canadian dollars to the functional currency of U.S. dollars, generating realized and unrealized foreign exchange (gains)/losses recorded to Other expense/(income) in the Condensed Consolidated Statements of Income/(Loss).

Interest Rate Risk:

The Company's senior notes bear interest at fixed rates while the bank credit facilities bear interest at floating rates. At March 31, 2024, approximately 70% of Enerplus' debt was based on fixed interest rates and 30% on floating interest rates (December 31, 2023 – 66% and 34%, respectively), with weighted average interest rates of 4.1% and 6.6%, respectively (December 31, 2023 – 4.1% and 6.7%, respectively). At March 31, 2024 and December 31, 2023, Enerplus did not have any interest rate derivatives outstanding.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing, divestments and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the volatility in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company's maximum credit exposure consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2024, approximately 91% of Enerplus' marketing receivables were with companies considered investment grade (December 31, 2023 – 91%).

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Considering Enerplus' expected credit losses, the allowance for doubtful accounts balance at March 31, 2024 was $2.1 million (December 31, 2023 – $2.1 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current crude oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At March 31, 2024, Enerplus was in full compliance with all covenants under the bank credit facilities and outstanding senior notes. If the Company breaches or anticipates breaching its covenants, the Company may be required to repay, refinance, or renegotiate the terms of the debt.

iv) Climate Change Risk

Enerplus is exposed to climate change risks through changing regulation, potential access to capital, capital spending plans and the impact of climate related events on the Company's financial position. There have been no material changes since management's risk assessment at December 31, 2023.

11) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended March 31,			
($ thousands)		2024		2023
Accounts receivable	$	15,816	$	44,886
Other assets – operating		2,041		5,741
Accounts payable – operating		(51,325)		(62,853)
Non-cash operating activities	$	(33,468)	$	(12,226)

b) Changes in Non-Cash Investing Working Capital

	Three months ended March 31,			
($ thousands)		2024		2023
Accounts payable – investing[1]	$	22,871	$	50,179
Other current assets – investing[1]		1,025		(5,615)
Non-cash investing activities	$	23,896	$	44,564

[1] Relates to changes in Accounts payable and Other current assets for capital and office expenditures and included in Capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

	Three months ended March 31,			
($ thousands)		2024		2023
Loan receivable	$	13,134	$	4,869
Non-cash working capital – Canadian divestments[1]	$	13,134	$	4,869

[1] Represents the non-cash working capital change related to the loan receivable received as partial consideration when the Company divested substantially all of its Canadian assets in the fourth quarter of 2022.

c) Cash Income Taxes and Interest Payments

	Three months ended March 31,			
($ thousands)		2024		2023
Income taxes paid	$	6	$	2
Interest paid	$	3,039	$	2,953